EXHIBIT 99.1

FORM PROXY FOR SHAREHOLDERS OF UNITED FIRE & CASUALTY COMPANY

UNITED FIRE & CASUALTY COMPANY
Cedar Rapids, Iowa
IMPORTANT SPECIAL MEETING INFORMATION

Electronic Voting Instructions
You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Time, on <u>January 26, 2012.</u>
Vote by Internet
• Log on to the Internet and go to
www.investorvote.com/UFCS
• Follow the steps outlined on the secured website.

Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
• Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.

Special Meeting Proxy Card / Voting Instruction Form

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Issues
The Board of Directors recommends a vote FOR the following proposals:

	For	Against	Abstain
1. To approve the Reorganization Proposal and Reorganization Agreement as described in the proxy statement/prospectus for this Special Meeting of Shareholders to allow the formation of a holding company, United Fire Group Inc., which would become the parent company of United Fire & Casualty Company.			
2. To adjourn the Special Meeting of Shareholders, if necessary, in the event that there are not sufficient votes at the time of the Special Meeting of Shareholders to approve the Reorganization Proposal and the Reorganization Agreement.			

Discretionary authority is conferred to act upon such other matters that may come before said Special Meeting or any adjournment or postponement thereof, which Management is not aware of a reasonable time before this solicitation is made.

C Non-Voting Items

Change of Address — Please print new address below

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appear(s) hereon. If shares of stock are held of record in the name of two or more persons, both or all of such persons should sign the Proxy Card / Voting Instruction Form. Trustees, executors, administrators, etc. should include title and authority. Corporations should provide the full name of the corporation and the title of the authorized officer signing the Proxy.

Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.

_____/_____/_____ _____ _____

PROXY CARD / VOTING INSTRUCTION FORM SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

With respect to any shares represented by this Proxy Card / Voting Instruction Form that are held on behalf of the undersigned in the United Fire Group 401(k) Plan (the "401(k) Plan"), the undersigned directs Charles Schwab & Co., as Trustee of the 401(k) Plan, to vote all such shares on the matters shown, and in the manner directed on the reverse side hereof. If you wish to vote your shares allocated to the 401(k) Plan, you cannot do so in person. You must use this Proxy Card / Voting Instruction Form or submit your voting instructions via the telephone or Internet. If you do not return your signed Proxy Card / Voting Instruction Form or provide telephone or Internet voting instructions on a timely basis for the shares allocated to the 401(k) Plan, or if you return a signed Proxy Card / Voting Instruction Form but do not indicate how the shares should be voted on a matter, the Trustee of the 401(k) Plan will vote the shares allocated to the 401(k) Plan in the same proportion as the instructions it receives from all participants submitting voting instructions.

With respect to any shares represented by this Proxy Card / Voting Instruction Form that are held on behalf of the undersigned in the United Fire Group Employee Stock Ownership Plan (the "ESOP"), the undersigned directs Timothy G. Spain and Michael T. Wilkins, as Trustees of the ESOP, to vote all such shares on the matters shown, and in the manner directed on the reverse side hereof. If you wish to vote your shares allocated to the ESOP, you cannot do so in person. You must use this Proxy Card / Voting Instruction Form or submit your voting instructions via the telephone or Internet. If you do not return your signed Proxy Card/Voting Instruction Form or provide telephone or Internet voting instructions on a timely basis for the shares allocated to the ESOP account, or if you return a signed Proxy Card / Voting Instruction Form but do not indicate how the shares should be voted on a matter, the Trustees of the ESOP will not vote the shares allocated to the ESOP account.

Except as described in the above paragraphs, the undersigned hereby appoints Jack B. Evans and Neal R. Scharmer, and each of them, as proxies, with full power of substitution and with all powers the undersigned would possess if personally present at the special meeting of shareholders, to represent and vote, as designated on the reverse, all shares of common stock the undersigned is entitled to vote at the special meeting of shareholders of the Company to be held at its office building located at 109 Second Street SE in Cedar Rapids, Iowa, on Thursday, January 26, 2012 at 10:00 A.M. (Cedar Rapids time) and at any adjournment(s) or postponement(s) thereof:

(1) as specified upon the proposals listed on the reverse and as more particularly described in the Company's Notice of Special Shareholders Meeting and accompanying Proxy Statement ; and

(2) in their discretion upon such other matters as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE REORGANIZATION PROPOSAL AND REORGANIZATION AGREEMENT; AND TO ADJOURN THE SPECIAL MEETING OF SHAREHOLDERS, IF NECESSARY, IN THE EVENT THAT THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING OF SHAREHOLDERS TO APPROVE THE ADOPTION OF THE REORGANIZATION AGREEMENT.

Whether or not you plan to attend the Special Meeting of Stockholders, please mark, sign, date and return this Proxy Card / Voting Instruction Form using the enclosed envelope.

99.1-3